SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN



1. Name of company

   Oxford GlycoSciences Plc

2. Name of scheme

   Oxford GlycoSciences Sharesave Scheme

3. Period of return:     From 17th June 2002 to 16th December 2002

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

   112,532

5. Number of shares issued/allotted
   under scheme during period

   2,793

6. Balance under scheme not yet issued/allotted at end of period

   109,739

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   36,843,802 5p Ordinary Shares on 16th April 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

   55,728,734


Contact for queries:
Address:
The Forum


86 Milton Park
Name: Pam Rixon

Abingdon


Oxon
Telephone: 01235 208022

OX14 4RY